August 2, 2006

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Division Of Corporation Finance
Mail Stop 4561
Attention: Assistant Director Barbara C. Jacobs

Re:	Tidel Technologies, Inc.

Dear Assistant Director Jacobs:

We acknowledge receipt of your comment letter dated July 24, 2006 (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Tidel Technologies, Inc. (the “Company”) and provide the following response on its behalf. We enclose a redlined version of the Preliminary Schedule 14A filed on the date hereof, marked to show changes from the version filed on June 12, 2006. Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A. The numbering of our responses below corresponds to the numbering of your comments in the Comment Letter.

COMMENT:

Summary, page 1

1.
We note your revisions to this section in response to prior comment 3. In order for shareholders to more clearly understand the impact of the proposal on their shareholdings, please revise so that the following information is presented in one place at the very front of the “Summary” section:

•	the information under “The Purchase Price and Cash Adjustment’ subsection on page 1;

•	the information under the “Proceeds from the Asset Sale” subsection on page 4; and

•	the last paragraph on page 5 under the “Effects of the Asset Sale” subsection that starts “In the event that the Asset Sale is approved by the holders of a majority of our outstanding shares…”

You may find it helpful to create a new subsection and subsection heading for the above information.

RESPONSE:

We have revised the preliminary proxy statement as requested in response to this comment.

COMMENT:

2.
We note your statement on page 3 that “Simultaneously with entering into the Asset Purchase Agreement, we also entered into certain agreements with Laurus, which among other things, substantially increase the likelihood that the Asset Sale will be approved.” Please clearly disclose how these agreements “substantially increase the likelihood that the Asset Sale will be approved.” In particular, please disclose that one of the effects of the agreements is to convert your indebtedness to Laurus into 46.5% of the voting power of the company, such that Laurus and the officers and directors of the company holds approximately 51.4% of the voting power of the company. Additionally, please disclose that the agreements originally contemplated that you would redeem Laurus’ shares by March 31, 2006 if the Asset Sale had not occurred by that date. Please disclose that the Asset Sale did not occur by the March 31, 2006 date. Please also disclose that this redemption date has been amended to September 30, 2006, and explain the reason for this amendment to delay the redemption date.

RESPONSE:

We have revised the preliminary proxy statement as requested in response to this comment.

COMMENT:

3.
We note your response to prior comment 13. You state near the top of page 6 that “As of the record date, Laurus holds 19,251,000 shares of our common stock…,” which would seem to indicate that you have set a record date already. Please fill in the record date at the bottom of page 6.

RESPONSE:

We have revised the preliminary proxy statement as requested in response to this comment. You will note that we bracketed share positions as of the record date. We believe that the bracketed numbers set forth in the preliminary proxy statement will be the share positions as of the record date, barring some unanticipated event.

COMMENT:

Proposal I: Background of the Asset Sale, page 25

4.
Please refer to prior comment 25. You state in your response that there was no prior relationship between Stifel, on the one hand, and Laurus or Tidel on the other. You disclose in the proxy relating to the sale of the ATM business that the 2004 Laurus financing “required Tidel to engage Stifel…to act as financial advisor” in connection the sale of the ATM and cash security businesses. Disclose this relationship and all prior amounts paid to Stifel such as the $180,000 financial services fee paid in connection with the same of the ATM business.

RESPONSE:

We have revised the preliminary proxy statement as requested in response to this comment.

COMMENT:

5.
Please refer to prior comment 32. Please include in the section titled “Interests of the Company’s Directors and Executive Officers in the Asset Sale” a discussion of the aggregate payment of up to $400,000 to the two independent directors that negotiated the asset sale.

RESPONSE:

We have revised the preliminary proxy statement to disclose that Tidel’s board of directors has approved the payment of $100,000 to each non-employee director of the board, for total payments of $300,000. Please note that the stock redemption agreement did not authorize the payment of the $400,000 to the members of the independent committee. The provision you cite was a formula to calculate the per share price payable to Laurus upon the Asset Sale and the allowable fees and expenses that Tidel could set-off in calculating sale proceeds.

COMMENT:

6.
In addition, we note that while you have included a brief discussion of the interests of members of management in the summary, you have not provided a more detailed discussion of the interests of these persons under Proposal I. Please revise to include a separate and materially complete discussion in an appropriate location under the proposal itself. Ensure that you separately identify the amounts to be paid to each employee to terminate his employment and include a materially complete discussion of the terms of Mr. Levenick’s termination agreement.

RESPONSE:

We have revised the preliminary proxy statement as requested in response to this comment.

COMMENT:

7.
Expand the discussion concerning the reduction in the purchase price. Explain the basis for the $2 million reduction in the purchase price. Discuss the negotiations surrounding the acceptance of the reduced price and the company’s rationale for accepting the new price.

RESPONSE:

We have revised the “Background of the Asset Sale” section of the preliminary proxy statement as requested in response to this comment to discuss the negotiations surrounding the acceptance of the reduced price and Tidel’s rationale for accepting the new price.

COMMENT:

Purpose of the Asset Sale, page 49

8.
Please refer to prior comment 39. The revised disclosure states that “The independent committee and the board of directors are aware of the valuations that Capitalink has placed upon the Cash Security business…” Please specifically disclose that Capitalink indicated an equity value range of between approximately $13.1 million and $16.1 million.

RESPONSE:

We have revised the preliminary proxy statement as requested in response to this comment to reference the valuation range.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether you have any further comments.

Sincerely,

/s/ Adam W. Finerman

cc:	Mark K. Levenick
Tidel Technologies, Inc.